UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

ALFA CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

015385107

(CUSIP Number)

Al Scott

2108 E. South Boulevard

Montgomery, Alabama 36116-2015

(334) 288-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015385107	SCHEDULE 13D	Page 2 of 9

1.	Names of Reporting Persons Alfa Mutual Insurance Company
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 40,628,149
8. Shared Voting Power None
9. Sole Dispositive Power 40,628,149
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,628,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 65.0%
14.	Type of Reporting Person IC

CUSIP No. 015385107	SCHEDULE 13D	Page 3 of 9

1.	Names of Reporting Persons Alfa Mutual Fire Insurance Company
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 21,876,696
8. Shared Voting Power None
9. Sole Dispositive Power 21,876,696
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,876,696
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 35.0%
14.	Type of Reporting Person IC

CUSIP No. 015385107	SCHEDULE 13D	Page 4 of 9

1.	Names of Reporting Persons Alfa Mutual General Insurance Company
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power None
9. Sole Dispositive Power 0
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IC

Introductory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed by Alfa Mutual Insurance Company, an Alabama corporation (“AMI”), Alfa Mutual Fire Insurance Company, an Alabama corporation (“AMF”), and Alfa Mutual General Insurance Company, an Alabama corporation (“AMG” and together with AMI and AMF, the “Reporting Persons”) to amend the initial statement on Schedule 13D filed by the Reporting Persons on April 24, 2003 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 6, 2007, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on July 18, 2007, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 5, 2007 (the “Amended Statement” and collectively with this Amendment No. 4, the “Statement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 2. Identity and Background.

Item 2(a) is hereby amended by deleting the second sentence and inserting the following:

The name, address and principal occupation, as applicable, of each director and executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 1-A through 1-C hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On November 4, 2007, AMI and AMF entered into an Agreement and Plan of Merger (the “Agreement”) with the Issuer and Alfa Delaware Merger Sub., Inc., a Delaware corporation and wholly owned subsidiary of AMI and AMF (“Merger Sub”).

On April 15, 2008, at a special meeting of the Issuer’s stockholders, the Issuer’s stockholders voted to approve the Agreement. Also on April 15, 2008, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub, an entity organized by AMI and AMF solely for the purpose of acquiring all of the outstanding shares of Common Stock not already owned by them, was merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Issuer became a wholly owned subsidiary of AMI and AMF. Under the terms of the Agreement, each share of Common Stock (including those shares of Common Stock held by AMG) outstanding at the effective time of the Merger (other than shares owned by AMI, AMF, Merger Sub, the Issuer and its wholly owned subsidiaries, holders of shares subject to certain company awards, and holders who have perfected and not withdrawn a demand for appraisal rights) was cancelled and converted into the right to receive $22.00 in cash, without interest.

The total amount of funds required to purchase all of the outstanding Common Stock not currently owned by AMI or AMF, to pay the amounts owed to the holders of shares subject to certain company awards, and to pay the estimated fees and expenses of the Merger, was approximately $876 million.

Pursuant to the Agreement, the Issuer funded $449 million of the total Merger consideration and associated fees and expenses. AMI and AMF provided the remainder of the required funds. The amount that each of AMI and AMF paid was proportionate to their ownership percentages of Merger Sub. Immediately prior to the effective time of the Merger, AMI owned approximately 33% of the outstanding common stock of Merger Sub and AMF owned the remaining 67%. These percentages were determined so that the shares of Common Stock acquired by each of AMI and AMF in the Merger, when added to their existing holdings of Common Stock, resulted in AMI owning approximately 65% of the Issuer and AMF owning approximately 35% of the Issuer immediately after the effective time of the Merger.

Funding by the Issuer

The Issuer obtained its portion of the aggregate Merger consideration and associated fees and expenses by using an aggregate of $409 million in cash dividends received from certain of its subsidiaries, and $40 million in proceeds from borrowing under its existing commercial paper facility.

Dividends. The property casualty insurance company subsidiaries of the Issuer are participants in a pooling agreement with AMI, AMF, AMG and Alfa Specialty Insurance Corporation (the “Pooling Agreement”), which has been in effect at the Alfa companies since August 1, 1987. Under the Pooling Agreement, all participants other than AMI cede to AMI 100% of their direct property casualty insurance obligations, which includes premiums, losses and underwriting expenses. AMI then retrocedes to each of the other participants a specified portion of the premiums, losses and underwriting expenses based on each participant’s pooling percentage. These pooling percentages are adjusted from time to time based on, among other factors, each participant’s relative capital and surplus.

Effective immediately prior to the effective time of the Merger, the pooling percentages were adjusted to correspond with the post-Merger adjusted capital and surplus positions of the participating insurers. These adjustments had the effect of increasing the capital and surplus available for dividends within each of the Issuer’s subsidiaries that participate in the pool. Two of the subsidiaries paid cash dividends to the Issuer immediately prior to the effective time of the Merger. The adjusted pooling percentages of the Issuer’s subsidiaries are set forth in the table below. This table also shows the amount of the cash dividend that was made by each subsidiary.

Subsidiary	Adjusted Pooling Percentage	Amount of Cash Dividend
Alfa Insurance Corporation	3%	$174 million
Alfa General Insurance Corporation	4%	$175 million
Alfa Vision Insurance Corporation	4%	$0
Alfa Alliance Insurance Corporation	1%	$0

In addition, Alfa Life Insurance Corporation, the Issuer’s wholly owned life insurance subsidiary, paid a cash dividend of $60 million to the Issuer immediately prior to the effective time of the Merger, using capital and surplus currently available for dividends.

Commercial Paper Proceeds. The Issuer obtained $40 million of the cash needed to fund its portion of the Merger consideration by borrowing under its existing commercial paper facilities, which the Issuer uses to fund its consumer loan portfolio and other corporate short-term needs. At December 31, 2007, the Issuer had $198.03 million in commercial paper at rates ranging from 4.75% to 5.27% with maturities ranging from January 2, 2008 to January 30, 2008. Backup lines of credit are in place up to $300 million. The agreements evidencing the backup lines of credit contain usual and customary covenants requiring the Issuer to meet certain operating levels. The Issuer has maintained full compliance with such covenants and has amended certain of the covenants in connection with the Merger. The Issuer has A-1 and P-1 commercial paper ratings from Standard & Poor’s and Moody’s Investors Service, respectively. Goldman Sachs Money Markets, L.P. and SunTrust Capital Markets, Inc. serve as dealers for the commercial paper programs. The commercial paper programs are guaranteed by AMI and AMF.

Funding by AMI and AMF

Each of AMI and AMF funded its portion of the aggregate Merger consideration and associated fees and expenses through the use of working capital on hand, including working capital obtained from the liquidation of certain assets in the ordinary course of managing their investment portfolios.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

As described in Item 3, on April 15, 2008, at a special meeting of the Issuer’s stockholders, the Issuer’s stockholders voted to approve the Agreement. Also on April 15, 2008, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware. As a result of the Merger, the Issuer became a wholly owned subsidiary of AMI and AMF. Under the terms of the Agreement, each share of Common Stock (including those shares of Common Stock held by AMG) outstanding at the effective time of the Merger (other than shares owned by AMI, AMF, Merger Sub, the Issuer and its wholly owned subsidiaries, holders of shares subject to certain company awards, and holders who have perfected and not withdrawn a demand for appraisal rights) was cancelled and converted into the right to receive $22.00 in cash, without interest.

As a result of the Merger, the Common Stock ceased to trade on the Nasdaq Global Select Market as of the close of trading on April 15, 2008 and the Nasdaq Global Select Market has filed an application on Form 25 with the Securities and Exchange Commission to report that the Common Stock is no longer listed on the Nasdaq Global Select Market. The Issuer expects to file a Form 15 on or about April 28, 2008, thus suspending the Issuer’s reporting obligations under Sections 12 and 15 of the Act.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The responses to Items 7 through 13 on the cover page provided for each Reporting Person to this Statement that relate to the beneficial ownership of the Common Stock, are incorporated hereby by reference.

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

(a) There were 62,504,845 shares of Common Stock issued and outstanding as of April 15, 2008. AMI and AMF beneficially own all of those shares (representing 100.0% of the outstanding shares of Common Stock). AMG no longer beneficially owns any shares of Common Stock.

Each Disclosed Party disclaims membership in a “group” for purposes of Section 13 of the Act. The filing of this Statement shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

(b) Each Reporting Person possesses sole power to direct the voting and disposition of the shares of Common Stock held by it. Each Disclosed Party possesses the sole power to direct the voting and disposition of its respective shares of Common Stock.

(c) Other than in connection with the Merger, no transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty days.

(d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

(e) On April 15, 2008, in connection with the Merger, AMG ceased to beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008	ALFA MUTUAL INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name: Title:	Jerry A. Newby Chairman

Dated: April 15, 2008	ALFA MUTUAL FIRE INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name: Title:	Jerry A. Newby Chairman

Dated: April 15, 2008	ALFA MUTUAL GENERAL INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name: Title:	Jerry A. Newby Chairman

SCHEDULE 1-A

Alfa Mutual Insurance Company

Directors and Executive Officers

Name	Address	Title/Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President, Chief Executive Officer, Chairman of the Board and Farmer
C. Lee Ellis	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Operations
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, Chief Financial Officer, Chief Investment Officer
Herman A. Watts	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Marketing
Hal F. Lee	571 Lee Road Hartselle, AL 35640	Director and Farmer
Ricky Wiggins	17111 Rockhole Bridge Road Andalusia, AL 36420	Director and Farmer
Dean Wysner	1971 County Road 27 Woodland, AL 36280	Director and Farmer
Jacob C. Harper	5680 Highway 10 East Camden, AL 36726	Director and Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Director and Farmer
Timothy Joe Dickerson	2336 County Road 363 Lexington, AL 35648	Director and Farmer
Earl Saxon	2906 Duck Springs Road Attalla, AL 35954	Director and Farmer
Dennis Maze	2030 County Highway 14 Horton, AL 35980	Director and Farmer
John E. Walker, III	21872 Highway 43N Berry, AL 35546	Director and Farmer
Doyle Phillips	4898 County Road 88 Delta, AL 36258	Director and Farmer
Richard Edgar	686 Gantt Road Deatsville, AL 36022	Director and Farmer
Pat Buck	32775 AL Hwy 17 Emelle, AL 35459	Director and Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director and Farmer
Michael Dunn	407 E Hardaway Avenue Union Springs, AL 36089	Director and Farmer
David Bitto	14114 County Road 83 Elberta, AL 36530	Director and Farmer
Steve Tate	209 Macon Lane Huntsville, AL 35811	Director and Farmer
Jerry Byrd	9629 N. Highway 123 Ariton, Alabama 36311	Director and Farmer

Each Director and Officer is a United States citizen.

SCHEDULE 1-B

Alfa Mutual Fire Insurance Company

Directors and Executive Officers

Name	Address	Title/Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President, Chief Executive Officer, Chairman of the Board and Farmer
C. Lee Ellis	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Operations
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, Chief Financial Officer, Chief Investment Officer
Herman A. Watts	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Marketing
Hal F. Lee	571 Lee Road Hartselle, AL 35640	Director and Farmer
Ricky Wiggins	17111 Rockhole Bridge Road Andalusia, AL 36420	Director and Farmer
Dean Wysner	1971 County Road 27 Woodland, AL 36280	Director and Farmer
Jacob C. Harper	5680 Highway 10 East Camden, AL 36726	Director and Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Director and Farmer
Timothy Joe Dickerson	2336 County Road 363 Lexington, AL 35648	Director and Farmer
Earl Saxon	2906 Duck Springs Road Attalla, AL 35954	Director and Farmer
Dennis Maze	2030 County Highway 14 Horton, AL 35980	Director and Farmer
John E. Walker, III	21872 Highway 43N Berry, AL 35546	Director and Farmer
Doyle Phillips	4898 County Road 88 Delta, AL 36258	Director and Farmer
Richard Edgar	686 Gantt Road Deatsville, AL 36022	Director and Farmer
Pat Buck	32775 AL Hwy 17 Emelle, AL 35459	Director and Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director and Farmer
Michael Dunn	407 E Hardaway Avenue Union Springs, AL 36089	Director and Farmer
David Bitto	14114 County Road 83 Elberta, AL 36530	Director and Farmer
Steve Tate	209 Macon Lane Huntsville, AL 35811	Director and Farmer
Jerry Byrd	9629 N. Highway 123 Ariton, Alabama 36311	Director and Farmer

Each Director and Officer is a United States citizen.

SCHEDULE 1-C

Alfa Mutual General Insurance Company

Directors and Executive Officers

Name	Address	Title/Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President, Chief Executive Officer, Chairman of the Board and Farmer
C. Lee Ellis	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Operations
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, Chief Financial Officer, Chief Investment Officer
Herman A. Watts	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Marketing
Hal F. Lee	571 Lee Road Hartselle, AL 35640	Director and Farmer
Ricky Wiggins	17111 Rockhole Bridge Road Andalusia, AL 36420	Director and Farmer
Dean Wysner	1971 County Road 27 Woodland, AL 36280	Director and Farmer
Jacob C. Harper	5680 Highway 10 East Camden, AL 36726	Director and Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Director and Farmer
Timothy Joe Dickerson	2336 County Road 363 Lexington, AL 35648	Director and Farmer
Earl Saxon	2906 Duck Springs Road Attalla, AL 35954	Director and Farmer
Dennis Maze	2030 County Highway 14 Horton, AL 35980	Director and Farmer
John E. Walker, III	21872 Highway 43N Berry, AL 35546	Director and Farmer
Doyle Phillips	4898 County Road 88 Delta, AL 36258	Director and Farmer
Richard Edgar	686 Gantt Road Deatsville, AL 36022	Director and Farmer
Pat Buck	32775 AL Hwy 17 Emelle, AL 35459	Director and Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director and Farmer
Michael Dunn	407 E Hardaway Avenue Union Springs, AL 36089	Director and Farmer
David Bitto	14114 County Road 83 Elberta, AL 36530	Director and Farmer
Steve Tate	209 Macon Lane Huntsville, AL 35811	Director and Farmer
Jerry Byrd	9629 N. Highway 123 Ariton, Alabama 36311	Director and Farmer

Each Director and Officer is a United States citizen.